AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 7, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

ISSUER TENDER OFFER STATEMENT

UNDER SECTION 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

INVESCO TRUST FOR INVESTMENT GRADE NEW YORK MUNICIPALS

(Name of Subject Company)

INVESCO TRUST FOR INVESTMENT GRADE NEW YORK MUNICIPALS

(Name of Filing Person (Issuer))

COMMON SHARES, NO PAR VALUE

(Title of Class of Securities)

46131T101

(CUSIP Number of Class of Securities)

Melanie Ringold, Esq.

Invesco Trust for Investment Grade New York Municipals

11 Greenway Plaza,

Houston, Texas 77046

(713) 626-1919

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE:
$56,972,424.60 (a)	$8,722.48 (b)

(a)

Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the transaction value was calculated by multiplying 4,869,438 Common Shares of Invesco Trust for Investment Grade New York Municipals by $11.70, 99% of the Net Asset Value per share as of the close of ordinary trading on the New York Stock Exchange on November 1, 2024.

(b)	Calculated as $153.10 per $1,000,000 (.0001531) of the Transaction Valuation.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXPLANATORY NOTE

Copies of the Offer to Purchase, dated November 7, 2024 and the Letter of Transmittal, among other documents, have been filed by Invesco Trust for Investment Grade New York Municipals, as Exhibits to this Schedule TO, Tender Offer Statement (the “Schedule”), pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934 (the “Exchange Act”). Unless otherwise indicated, all material incorporated herein by reference in response to items or sub-items of this Schedule is incorporated by reference from the corresponding caption in the Offer to Purchase, including the information provided under those captions.

ITEM 1. SUMMARY TERM SHEET.

Reference is hereby made to the Summary Term Sheet of the Offer to Purchase, which is attached as Exhibit (a)(1)(i) and is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The name of the issuer is Invesco Trust for Investment Grade New York Municipals, a diversified, closed-end management investment company organized as a Delaware statutory trust (the “Fund”). The principal executive offices of the Fund are located at 1555 Peachtree Street, N.E., Atlanta, Georgia 30309. The telephone number is (800) 341-2929.

(b) The title of the subject class of equity securities described in the offer is Common Shares (the “Shares”), with no par value. As of October 23, 2024, there were 19,477,753 Shares issued and outstanding.

(c) The principal market in which the Shares are traded is the New York Stock Exchange. For information on the high, low and closing (as of the close of ordinary trading on the New York Stock Exchange on the last day of each of the Fund’s fiscal quarters) net asset values and market prices of the Shares in such principal market for each quarter during the Fund’s past two fiscal years (as well as the last two fiscal quarters), see Section 8, “Price Range of Shares” of the Offer to Purchase, which is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The name of the filing person is Invesco Trust for Investment Grade New York Municipals (previously defined as the “Fund”), a diversified, closed-end management investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and organized as a Delaware statutory trust. The principal executive offices of the Fund are located at 1555 Peachtree Street, N.E., Atlanta, Georgia 30309. The telephone number is (800) 341-2929. The filing person is the subject company. The members of the Board of Trustees of the Fund are as follows: Beth Ann Brown (Chair), Carol Deckbar, Cynthia Hostetler, Eli Jones, Elizabeth Krentzman, Jeffrey H. Kupor, Anthony J. LaCava, Jr., James “Jim” Liddy, Prema Mathai-Davis, Joel W. Motley, Teresa M. Ressel, Douglas Sharp, Robert C. Troccoli and Daniel S. Vandivort.

The executive officers of the Fund are as follows: Glenn Brightman, President and Principal Executive Officer, Melanie Ringold, Senior Vice President, Chief Legal Officer and Secretary, Tony Wong, Senior Vice President, Stephanie C. Butcher, Senior Vice President, Adrien Deberghes, Principal Financial Officer,

Treasurer and Senior Vice President, Crissie M. Wisdom, Anti-Money Laundering Compliance Officer, Todd F. Kuehl, Chief Compliance Officer and Senior Vice President and James Bordewick Jr., Senior Vice President and Senior Officer.

Correspondence to the Trustees and executive officers of the Fund should be mailed to c/o Invesco Trust for Investment Grade New York Municipals, 1555 Peachtree Street, N.E., Atlanta, Georgia 30309, Attn: Secretary.

ITEM 4. TERMS OF THE TRANSACTION.

(a) The Fund’s Board of Trustees has determined to commence an offer to purchase up to 25% of the Fund’s issued and outstanding Common Shares. The offer is for cash at a price equal to 99% of the Fund’s net asset value per share (“NAV”) as of the close of ordinary trading on the New York Stock Exchange on December 10, 2024, or the next business day after which the offer is extended, upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase and the related Letter of Transmittal (which together constitute the “Offer”).

A copy of the Offer to Purchase and the Letter of Transmittal is attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii), respectively, each of which is incorporated herein by reference. For more information on the type and amount of consideration offered to shareholders, the scheduled expiration date, extending the Offer and the Fund’s intentions in the event of oversubscription, see Section 1, “Price; Number of Shares” and Section 15, “Extension of Tender Period; Termination; Amendments” of the Offer to Purchase. For information on the dates relating to the withdrawal of tendered Shares, the procedures for tendering Shares and withdrawing Shares tendered, and the manner in which Shares will be accepted for payment, see Section 2, “Procedures for Tendering Shares,” Section 3, “Withdrawal Rights,” and Section 4, “Payment for Shares” in the Offer to Purchase. For information on the federal income tax consequences of the Offer, see Section 2, “Procedures for Tendering Shares,” Section 10, “Certain Effects of the Offer,” and Section 14, “Certain Federal Income Tax Consequences,” in the Offer to Purchase.

(b) The Fund has been informed that no Trustees, officers or affiliates (as the term “affiliate” is defined in Rule 12b-2 under the Exchange Act) of the Fund intend to tender Shares pursuant to the Offer to Purchase and, therefore, the Fund does not intend to purchase Shares from any officer, Trustee or affiliate of the Fund pursuant to the Offer to Purchase.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Reference is hereby made to Section 7, “Plans or Proposals of the Fund,” Section 9, “Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Shares,” and Section 16, “Fees and Expenses” of the Offer to Purchase, which is incorporated herein by reference. Except as set forth therein, the Fund does not know of any agreement, arrangement or understanding, whether or not legally enforceable, between the Fund (including any of the Fund’s executive officers or Trustees, any person controlling the Fund or any officer or director of any corporation or other person ultimately in control of the Fund) and any other person with respect to any securities of the Fund. The foregoing includes, but is not limited to: the transfer or the voting of securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)-(c) Reference is hereby made to Section 6, “Purpose of the Offer,” Section 7, “Plans or Proposals of the Fund,” Section 10, “Certain Effects of the Offer,” and Section 11, “Source and Amount of Funds” of the Offer to Purchase, which is incorporated herein by reference. Except as noted herein and therein, the events listed in Item 1006(c) of Regulation M-A are not applicable to the Fund (including any of the Fund’s executive officers or Trustees, any person controlling the Fund or any officer or director of any corporation or other person ultimately in control of the Fund).

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)-(b) Reference is hereby made to Section 11, “Source and Amount of Funds” of the Offer to Purchase, which is incorporated herein by reference.

(d) Not applicable.

The information requested by Item 1007(a), (b) and (d) of Regulation M-A is not applicable to the Fund’s executive officers and Trustees, any person controlling the Fund or any executive officer or director of a corporation or other person ultimately in control of the Fund.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)-(b) Reference is hereby made to Section 9, “Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase, which is incorporated herein by reference. There have not been any transactions in the Shares of the Fund that were effected during the past 60 days by the Fund. In addition, based upon the Fund’s records and upon information provided to the Fund by its Trustees, executive officers and affiliates (as such term is used in Rule 12b-2 under the Exchange Act), to the best of the Fund’s knowledge, there have not been any transactions involving the Shares of the Fund that were effected during the past 60 days by any executive officer or Trustee of the Fund, any person controlling the Fund, any executive officer or director of any corporation or other person ultimately in control of the Fund or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) No persons have been employed, retained or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS.

Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a)(1) Reference is hereby made to Section 9, “Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase, which is incorporated herein by reference.

(a)(2)-(5) Not applicable.

(c) Reference is hereby made to the Offer to Purchase, which is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(i)	Letter to Shareholders from the Senior Vice President, Chief Legal Officer and Secretary of the Fund and Offer to Purchase (filed herewith)

(a)(1)(ii)	Letter of Transmittal (filed herewith)

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (filed herewith)

(a)(1)(iv)	Letter to Clients and Client Instruction Form (filed herewith)

(a)(1)(v)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (filed herewith)

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)	Press Release dated November 1, 2024 (filed herewith)

(b)	Not applicable

(d)(1)	Depositary Agreement between Computershare Trust Company, N.A. and the Fund (filed herewith)

(d)(2)	Form of Information Agent Agreement between Georgeson LLC and the Fund (filed herewith)

(d)(3)	Master Investment Advisory Agreement, dated as of August 27, 2012, between the Registrant and Invesco Advisers, Inc. (incorporated by reference to Exhibit 77Q1 to Registrant’s report on Form N-SAR-A filed with the Securities and Exchange Commission on October 30, 2012)

(d)(4)	Master Intergroup Sub-Advisory Contract, dated August 27, 2012, between Invesco Advisers, Inc. and each of Invesco Canada Ltd., Invesco Asset Management Deutschland GmbH, Invesco Asset Management Limited, Invesco Asset Management (Japan) Limited, Invesco Australia Limited, Invesco Hong Kong Limited and Invesco Senior Secured Management, Inc. (incorporated by reference to Exhibit 77Q1 to Registrant’s report on Form NSAR-A filed with the Securities and Exchange Commission on October 30, 2012)

(d)(5)	Amendment No. 1 to Master Intergroup Sub-Advisory Contract, dated December 3, 2012 (incorporated by reference to Exhibit 77Q1(e) to Registrant’s report on Form N-SAR-B/A filed with the Securities and Exchange Commission on May 26, 2017)

(d)(6)	Termination Agreement, dated January 16, 2015, between Invesco Advisers, Inc. and Invesco Australia Limited (incorporated by reference to Exhibit 77Q1 to Registrant’s report on Form N-SAR-B filed with the Securities and Exchange Commission on April 29, 2015).

(d)(7)	Master Custodian Contract, dated June 1, 2018, between Registrant and State Street Bank and Trust Company (incorporated by reference to Exhibit 28.g to Post-Effective Amendment No. 110 to AIM Sector Funds (Invesco Sector Funds) registration statement on Form N-1A filed with the Securities and Exchange Commission on August 27, 2019).

(d)(8)	Transfer Agency and Service Agreement, dated October 1, 2016, between Registrant and Computershare Trust Company, N.A. and Computershare Inc. (incorporated by reference to Exhibit 25.k to Invesco High Income 2024 Target Term Fund registration statement on Form N-2 filed with the Securities and Exchange Commission on October 30, 2017).

(d)(9)	Amendment No. 1 to Transfer Agency and Service Agreement, dated November 21, 2016 (incorporated by reference to Exhibit 25.k.1 to Invesco High Income 2024 Target Term Fund registration statement on Form N-2 filed with the Securities and Exchange Commission on October 30, 2017).

(d)(10)	Updated Schedule to Transfer Agency and Service Agreement, dated November 27, 2017 (incorporated by reference to Exhibit 25.k.2 to Invesco High Income 2024 Target Term Fund registration statement on Form N-2 filed with the Securities and Exchange Commission on November 28, 2017).

(d)(11)	Amendment No. 2 to Transfer Agency and Service Agreement, dated October 1, 2019, filed herewith.

(d)(12)	Master Administrative Services Agreement, dated July 1, 2020, filed herewith.

(d)(13)	Amendment No. 1 to Master Administrative Services Agreement, dated July 1, 2022, filed herewith.

(g)	Not applicable

(h)	Not applicable

(i)	Calculation of Filing Fees

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INVESCO TRUST FOR INVESTMENT GRADE NEW YORK MUNICIPALS

/s/ Melanie Ringold
Melanie Ringold
Senior Vice President, Chief Legal Officer and Secretary

November 7, 2024

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

(a)(1)(i)	Letter to Shareholders from the Senior Vice President, Chief Legal Officer and Secretary of the Fund and Offer to Purchase

(a)(1)(ii)	Letter of Transmittal

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(iv)	Letter to Clients and Client Instruction Form

(a)(1)(v)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(5)	Press Release dated November 1, 2024

(d)(1)	Depositary Agreement between Computershare Trust Company, N.A. and the Fund

(d)(2)	Form of Information Agent Agreement between Georgeson LLC and the Fund

(d)(11)	Amendment No. 2 to Transfer Agency and Service Agreement, dated October 1, 2019

(d)(12)	Master Administrative Services Agreement, dated July 1, 2020

(d)(13)	Amendment No. 1 to Master Administrative Services Agreement, dated July 1, 2022

(i)	Calculation of Filing Fees